Exhibit 8.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
NewGenIvf Limited	Cayman Islands
FFPGS (HK) Limited	Hong Kong
Well Image Limited	Hong Kong
Med Holdings Limited	Thailand
First Fertility PGS Center Limited	Thailand
First Fertility Phnom Penh Limited	Cambodia
First Fertility Bishkek LLC	Kyrgyzstan